VIA SEDAR

To the Securities Regulatory Authorities:

RE:

Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the annual shareholders meeting of the Company held on May 24, 2007 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following voting results obtained at the Meeting:

	Item Voted Upon	Voting Result

1	To fix the number of directors at eight (8)	The directors were authorized to fix the number of directors at eight (8) by a majority of shareholders that voted. For 183,722,636 (99.96%)
2	Election of Directors John Auston Ross Cory Robert Gilmore Geoffrey Handley Wayne Lenton Hugh Morris Donald Shumka Paul Wright

The nominees proposed by management were elected by a majority of shareholders that voted.

For

173,450,325 (94.37%)

181,586,444 (98.80%)

183,456,976 (99.81%)

182,714,181 (99.41%)

183,642,126 (99.91%)

183,179,901 (99.66%)

183,658,336 (99.92%)

183,635,922 (99.91%)

3	Appointment of PricewaterhouseCoopers LLP as the Company’s auditors and authorize the directors to fix the remuneration of the auditors	PricewaterhouseCoopers were appointed as the Company’s auditors and the directors were authorized to fix their remuneration by a majority of shareholders that voted. For 179,873,771 (97.86%)

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss

Corporate Secretary